Exhibit 8.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Country of Incorporation
BluePhoenix Solutions USA Inc.	United States
Amalgamated Software NA Inc. (ASNA)	United States
BridgeQuest Inc.	United States
BluePhoenix Solutions Nordic ApS	Denmark
BluePhoenix Solutions U.K. Ltd.	United Kingdom
BluePhoenix Solutions Srl.	Italy
I-Ter/Informatica & Territorio S.p.A.	Italy
BluePhoenix Solutions GmbH	Germany
BluePhoenix Solutions B.V.	The Netherlands
BluePhoenix Solutions Ltd.	Cyprus
BluePhoenix Solutions Srl.	Romania
BluePhoenix Solutions Co., Ltd.	Korea
Liacom Systems Ltd.	Israel
Zulu Software Inc.	United States
Mainsoft Corporation	United States